Ladbrokes PLC

07022834

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT COMPUTERSHARE TRUSTEES (C.I.) LIMITED, AS TRUSTEE OF THE LADBROKES SHARE OWNERSHIP TRUST, HAS ON 26 MARCH 2007 AWARDED ORDINARY SHARES OF 28 ⅓P EACH OF THE COMPANY UNDER THE LADBROKES EXECUTIVE DEFERRED BONUS PLAN ("THE PLAN"), AS PART OF THE BONUSES DUE IN RESPECT OF THE 2006 FINANCIAL YEAR TO EMPLOYEES INCLUDING THOSE DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") DETAILED BELOW.

THE SHARES WILL VEST AUTOMATICALLY ON THE VESTING DATE WHICH IS LIKELY TO BE ON OR ABOUT 26 MARCH 2009. SHARE INTERESTS UNDER THE PLAN MAY NOT BE SOLD, TRANSFERRED, CHARGED OR OTHERWISE DISPOSED OF PRIOR TO THE VESTING DATE.

SHARES AWARDED TO THE DIRECTORS AND PDMRs ON 26 MARCH 2007 AND THEIR TOTAL INTEREST IN SHARES UNDER THE PLAN INCLUDING THIS AWARD IS AS FOLLOWS:

NAME	NO. OF SHARES AWARDED	TOTAL SHARES
DIRECTORS		
C BELL	34,712	68,861
J O'REILLY	21,285	41,802
A S ROSS	13,835	26,233
PDMRs		
M J NOBLE	5,185	14,165
M P O'KANE	7,759	14,239

dlw 7/3

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	18	9	1,743
JOHN O'REILLY	18	9	1,743
PDMRs			
MIKE O'KANE	18	9	1,743
MICHAEL NOBLE	18	9	1,743

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 APRIL 2007 AT 415P PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

AESOP070405

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Disclosure & Transparency Rules – Transitional Provisions.	
3. Full name of person(s) subject to the notification obligation:	Morgan Stanley Investment Management Limited ("MSIM")
4. Full name of shareholder(s) (if different from 3.):	Various clients for which MSIM has voting authority
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	10th April 2007
6. Date on which issuer notified:	11th April 2007
7. Threshold(s) that is/are crossed or reached:	> 5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
	32,777,600	29,618,455	40,363,737	36,423,532	0	5.79	0

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
36,423,532	5.79

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	Morgan Stanley Investment Management Limited
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	

END

MSIM70412